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R & A Culinary Creations

Comfort Food Restaurant

810 N Vallejo St
Denver, CO 80204
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Open until 10:00 PM
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Investment Opportunity
Data Room
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THE PITCH
R & A Culinary Creations is seeking investment to purchase equipment and pay for start up expenses.
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $15,000 invested.
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OUR STORY

R & A Culinary Creations was created by 15 year military veteran, Roland Williams. After his service in the military, Roland decided to follow his dream of opening his own business and attending culinary school.

Roland has a culinary arts degree from Johnson & Wales
Re-inventing our business to offer baked goods through our website
Recently signed a lease for kitchen space
Recently featured in Voyage Denver Magazine
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OUR MISSION

Our goal is to bring the taste of our hometown Washington, D.C. to Colorado, while also offering worldly cuisine that Chef Roland has experienced throughout his travels while serving in the military.

Creating a twist on classics
Offering dishes that are unique from what our competitors offer
Giving our customers a taste of our hometown
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PRESS
Meet Roland Williams Jr. of R & A Culinary Creations in Aurora - VoyageDenver - Denver

Roland, let's start with your story. We'd love to hear how you got started and how the journey has been so far.

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WE PRIDE OURSELVES ON TAKING FRESH INGREDIENTS AND TURNING THEM INTO DELICIOUS ART.
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THE TEAM

Roland Williams

Executive Chef/Owner

Chef Roland is a military veteran that has served in both the US Navy and US Army. He is a graduate of Johnson and Wales University (Denver Campus, 2017). He has worked at multiple Marriott properties in fine dining, casual dining, and banquets. These properties include the Ritz Carlton, Lake Tahoe and the new Gaylord Rockies. Through his catering company, he has had the pleasure of hosting private dinners, providing personal chef services, and participating in many food festivals within the state of Colorado. Although he was born and raised in Washington, D.C., he and his family has made Colorado their home.

Angel Williams

Business Manager

Angel is U.S. Army veteran and wife of Roland Williams. She has spent most of her career working in administration to include Howard University Hospital and in the military. Her education background is Business Administration and Management from the University of Phoenix (2006). She has been essential in helping Roland start this family run catering company since 2014. She is also a native of Washington, D.C.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Kitchen Rental, Utilities and Insurance $20,000

Kitchen Equipment $10,000

Food $5,000

Marketing $2,600

Mainvest Compensation $2,400

Total $40,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$930,750	$1,023,825	$1,095,492	$1,150,266	$1,184,773
Cost of Goods Sold	$620,500	$682,550	$730,328	$766,844	$789,848
Gross Profit	$310,250	$341,275	$365,164	$383,422	$394,925

EXPENSES

Utilities	$16,800	$17,220	$17,650	$18,091	$18,543
Salaries	$40,000	$44,000	$47,079	$49,432	$50,914
Equipment Lease	$18,000	$18,450	$18,911	$19,383	$19,867
Repairs & Maintenance	$1,200	$1,230	$1,260	$1,291	$1,323
Legal & Professional Fees	$3,000	$3,075	$3,151	$3,229	$3,309
Rent	$37,200	$38,130	$39,083	$40,060	$41,061
Insurance	$2,920	$2,993	$3,067	$3,143	$3,221
Operating Profit	$191,130	$216,177	$234,963	$248,793	$256,687

This information is provided by R & A Culinary Creations. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

DC Finest Trade.pdf

R - A Culinary Creations -D.C.-s Finest-.pdf

RA Culinary Change Statement12302020.pdf

Investment Round Status

$40,000

TARGET

$80,000

MAXIMUM

Summary of Terms
Legal Business Name R & A Culinary Creations
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $15,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 1.4%-2.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition

No operating history

R & A Culinary Creations was established in September, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. R & A Culinary Creations competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from R & A Culinary Creations's core business or the inability to compete successfully against the with other competitors could negatively affect R & A Culinary Creations's financial performance.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of R & A Culinary Creations to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

R & A Culinary Creations operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

R & A Culinary Creations is a newly established entity and has no history for prospective investors to consider.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which R & A Culinary Creations and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, R & A Culinary Creations is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

R & A Culinary Creations might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If R & A Culinary Creations is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt R & A Culinary Creations

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect R & A Culinary Creations's financial performance or ability to continue to operate. In the event R & A Culinary Creations ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

R & A Culinary Creations will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and R & A Culinary Creations is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although R & A Culinary Creations will carry some insurance, R & A Culinary Creations may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, R & A Culinary Creations could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If R & A Culinary Creations needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if R & A Culinary Creations is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if R & A Culinary Creations fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of R & A Culinary Creations, and the revenue of R & A Culinary Creations can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of R & A Culinary Creations to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by R & A Culinary Creations. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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